Fortuna Silver Mines Inc.

June 30, 2013

Condensed Interim Consolidated Financial Statements

August 12, 2013

(Unaudited - All amounts in US$’000’s unless otherwise stated)

Page 1

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(Unaudited - Expressed in thousands of US Dollars, except for share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2013	2012	2013	2012
Sales	14	$30,101	$38,689	$70,814	$79,290
Cost of sales		23,623	21,611	47,552	41,131
Mine operating earnings		6,478	17,078	23,262	38,159

Other expenses
Selling, general and administrative expenses	7 a), 7 b)	5,648	4,610	11,264	8,559
Exploration and evaluation costs		123	218	271	472
Net loss on commodity contracts		-	-	-	339
Loss (gain) on disposal of mineral properties, plant and equipment		-	(4)	14	2
Write-off of mineral properties, plant and equipment	5 a), 5 b), 5 e)	376	3,857	376	3,857
Impairment of mineral properties, plant and equipment	5 f)	15,000	-	15,000	-
Operating income		(14,669)	8,397	(3,663)	24,930

Finance items
Interest income		204	159	419	314
Interest expense		(238)	(140)	(438)	(284)
Net finance (expense) income		(34)	19	(19)	30

Income before tax		(14,703)	8,416	(3,682)	24,960

Income taxes		(4,132)	4,562	224	9,995
Net (loss) income for the period		$(10,571)	$3,854	$(3,906)	$14,965

(Loss) earnings per share - Basic	10 e)i	$(0.08)	$0.03	$(0.03)	$0.12
(Loss) earnings per share - Diluted	10 e)ii	$(0.08)	$0.03	$(0.03)	$0.12
Weighted average number of shares outstanding - Basic	10 e)i	124,450,587	124,412,386	123,611,309	123,550,963
Weighted average number of shares outstanding - Diluted	10 e)ii	125,477,620	125,662,345	124,854,696	125,489,200

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 2

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Unaudited - Expressed in thousands of US Dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2013	2012	2013	2012
Net (loss) income for the period		$(10,571)	$3,854	$(3,906)	$14,965
Other comprehensive (loss) income
Items that may be classified subsequently to net income
Transfer of unrealized loss to realized loss upon reduction of net investment		-	(895)	-	(895)
Unrealized loss on translation of net investment		(44)	(1,141)	(1,332)	(389)
Unrealized (loss) gain on translation to presentation currency on foreign operations		(232)	1,070	791	1,148
		(276)	(966)	(541)	(136)
Total comprehensive (loss) income for the period		$(10,847)	$2,888	$(4,447)	$14,829

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 3

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of US Dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2013	2012	2013	2012
OPERATING ACTIVITIES
Net (loss) income for the period		$(10,571)	$3,854	$(3,906)	$14,965
Items not involving cash
Depletion and depreciation		4,968	5,615	9,851	10,224
Accretion of provisions		137	57	255	116
Income taxes		(4,132)	4,562	224	9,995
Share-based payments (recovery)		842	(46)	1,824	(331)
Unrealized loss (gain) on commodity contracts		-	604	-	(17)
Write-off of mineral properties		376	3,857	376	3,857
Impairment of mineral properties, plant and equipment		15,000	-	15,000	-
(Gain) loss on disposal of mineral properties, plant and equipment		-	(4)	14	2
Accrued interest on long term loans receivable and payable		(20)	(6)	(34)	2
Other		2	14	5	14
		6,602	18,507	23,609	38,827
Changes in non-cash working capital items
Accounts receivable and other assets		(368)	2,134	3,404	(3,803)
Prepaid expenses		56	397	115	56
Due from related parties		(39)	35	(46)	33
Inventories		(1,330)	(53)	(746)	(1,322)
Trade and other payables		(1,991)	118	(654)	(2,823)
Due to related parties		(3)	(147)	(30)	(176)
Provisions		(13)	-	(21)	-
Cash provided by operating activities before interest and income taxes		2,914	20,991	25,631	30,792
Income taxes paid		(978)	(2,892)	(1,870)	(8,657)
Interest expense paid		(5)	(6)	(12)	(17)
Interest income received		259	106	429	253
Net cash provided by operating activities		2,190	18,199	24,178	22,371

INVESTING ACTIVITIES
Purchase of short term investments		(4,922)	-	(4,922)	-
Redemptions of short term investments		3,923	-	5,907	17,000
Expenditures on mineral properties, plant and equipment		(21,453)	(9,690)	(39,848)	(17,280)
Advances of deposits on long term assets		(3,350)	(1,691)	(5,335)	(2,115)
Receipts of deposits on long term assets		3,491	1,973	5,458	2,908
Proceeds on disposal of mineral properties, plant and equipment		20	58	20	85
Net cash (used in) provided by investing activities		(22,291)	(9,350)	(38,720)	598

FINANCING ACTIVITIES
Repayment of long term debt		-	(800)	-	(800)
Net proceeds on issuance of common shares		10	-	31	738
Repayment of finance lease obligations		(132)	(277)	(283)	(557)
Net cash used in financing activities		(122)	(1,077)	(252)	(619)

Effect of exchange rate changes on cash and cash equivalents		(57)	(971)	(233)	(427)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(20,223)	7,772	(14,794)	22,350

Cash and cash equivalents - beginning of period		63,973	53,852	58,720	38,730

CASH AND CASH EQUIVALENTS - END OF PERIOD		$43,693	$60,653	$43,693	$60,653

Supplemental cash flow information	11

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 4

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of US Dollars)

	Notes	June 30, 2013	December 31, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$43,693	$58,720
Short term investments		4,750	6,019
Accounts receivable and other assets	3	22,672	27,032
Prepaid expenses		1,131	1,268
Due from related parties	7 c)	49	5
Inventories	4	13,604	12,858
Assets held for sale	14	51	51
Total current assets		85,950	105,953
NON-CURRENT ASSETS
Deposits on long term assets	3	2,589	2,694
Deferred income tax assets		192	113
Mineral properties, plant and equipment	5	221,560	207,503
Total assets		$310,291	$316,263

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	6	$16,544	$17,348
Due to related parties	7 c)	22	54
Provisions	9	572	457
Income tax payable		-	200
Current portion of leases and long term liabilities	8	328	449
Total current liabilities		17,466	18,508
NON-CURRENT LIABILITIES
Leases and long term liabilities	8	2,282	2,250
Provisions	9	9,615	9,970
Deferred income tax liabilities		19,215	21,042
Total liabilities		48,578	51,770
EQUITY
Share capital		187,942	187,807
Share option and warrant reserve		14,525	12,994
Retained earnings		55,439	59,344
Accumulated other comprehensive income		3,807	4,348
Total equity		261,713	264,493
Total liabilities and equity		$310,291	$316,263
Contingencies and capital commitments	15
Subsequent event	16

APPROVED BY THE DIRECTORS:

"Jorge Ganoza Durant", Director

"Robert R. Gilmore" , Director

Jorge Ganoza Durant

Robert R. Gilmore

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 5

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of US Dollars, except for share amounts)

		Attributable to equity holders of the Company
		Share Capital
	Notes	Shares	Amount	Share Option and Warrant Reserve	Retained Earnings	Accumulated Other Comprehensive Income ("AOCI")	Total Equity
Balance – December 31, 2012		125,268,751	$ 187,807	$ 12,994	$ 59,344	$ 4,348	$ 264,493
Exercise of options		37,500	32	-	-	-	32
Issuance of shares for property	10 a)	11,415	49	-	-	-	49
Transfer of share option and warrant reserve on exercise of options		-	54	(54)	-	-	-
Share-based payments expense		-	-	1,585	-	-	1,585

Net loss for the period		-	-	-	(3,906)	-	(3,906)
Unrealized loss on translation of net investment		-	-	-	-	(1,332)	(1,332)
Unrealized gain on translation to presentation currency on foreign operations		-	-	-	-	791	791
Total comprehensive loss for the period					(3,906)	(541)	(4,446)
Balance – June 30, 2013		125,317,666	$ 187,942	$ 14,525	$ 55,439	$ 3,807	$ 261,713

Balance - December 31, 2011		124,945,921	$ 186,540	$ 10,495	$ 27,881	$ 3,395	$ 228,311
Exercise of options		314,225	738	-	-	-	738
Issuance of shares for property	10 a)	8,605	51	-	-	-	51
Transfer of share option and warrant reserve on exercise of options		-	478	(478)	-	-	-
Share-based payments expense		-	-	1,044	-	-	1,044

Net income for the period		-	-	-	14,965	-	14,965
Transfer of unrealized loss to realized loss upon reduction of net investment		-	-	-	-	(895)	(895)
Unrealized loss on translation of net investment		-	-	-	-	(389)	(389)
Unrealized gain on translation to presentation currency on foreign operations		-	-	-	-	1,148	1,148
Total comprehensive income for the period					14,965	(136)	14,829
Balance – June 30, 2012		125,268,751	$ 187,807	$ 11,061	$ 42,846	$ 3,259	$ 244,973

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 6

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

1.

Corporate Information

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities, in Latin America, including exploration, extraction, and processing.  The Company operates the Caylloma silver/lead/zinc mine in southern Peru and the San Jose silver/gold mine in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

2.

Basis of Consolidation and Summary of Significant Accounting Policies

a)

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these Financial Statements are based on IFRS issued and effective as at June 30, 2013.  The Board of Directors approved these financial statements for issue on August 12, 2013.

The Financial Statements of the Company for the three and six month periods ended June 30, 2013 have been prepared by management.  The Financial Statements do not include all of the information required for full annual financial statements.  The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012, which includes information necessary or useful to understanding the Company’s business and financial presentation.  In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2012, and have been consistently applied in the preparation of these Financial Statements.

b)

Basis of Consolidation

These Financial Statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are entities controlled by the Company.  Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities.  Control is normally achieved through ownership, directly or indirectly, of more than 50% of the voting power.  Control can also be achieved through power over more than half the voting rights by virtue of an agreement with other investors or through the exercise of de facto control.

Page 7

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

b)

Basis of Consolidation (continued)

For non-wholly owned subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.  The principal subsidiaries of the Company and their geographic locations at June 30, 2013 were as follows:

Name	Entity Type at June 30, 2013	Location	Economic Interest at June 30, 2013	Principal Activity	Method
Minera Bateas S.A.C. (“Bateas”)	Subsidiary	Peru	100%	Caylloma Mine	Consolidation
Fortuna Silver Mines Peru S.A.C. (“FSM Peru”)	Subsidiary	Peru	100%	Service company	Consolidation
Compania Minera Cuzcatlan SA (“Cuzcatlan”)	Subsidiary	Mexico	100%	San Jose Mine	Consolidation
Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”)	Subsidiary	Mexico	100%	Exploration company	Consolidation
Fortuna Silver (Barbados) Inc. (“Barbados”)	Subsidiary	Barbados	100%	Holding company	Consolidation
Continuum Resources Ltd. (“Continuum”)	Subsidiary	Canada	100%	Holding company	Consolidation

As at June 30, 2013, the Company has no joint arrangements or associates.

c)

Revenue Recognition

Revenue arising from the sale of metal concentrates is recognized when title or the significant risks and rewards of ownership of the concentrates have been transferred to the buyer.  The passing of title to the customer is based on the terms of the sales contract.  Final commodity prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery.  The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing market price.

Variations between the price recorded at the delivery date and the final price set under the sales contracts are caused by changes in market prices, and result in an embedded derivative in accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in sales in the consolidated statement of income.  Sales of metal concentrates are net of refining and treatment charges.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metals prices, weights, and assays as of a date that is typically one, two, or three months after the delivery date.  Typically, the adjustment is based on an inspection of the concentrate by the customer and in certain cases an inspection by a third party.  The Company records adjustments to revenues monthly based on quoted spot prices for the expected settlement period.  Adjustments for weights and assays are recorded when results are determinable or on final settlement.

Page 8

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

d)

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Refer to Note 13. a).

e)

Significant Accounting Judgments and Estimates

The preparation of these Financial Statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company.  In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

Page 9

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

Significant Accounting Judgments and Estimates (continued)

i.

Critical Judgements (continued)

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long-lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of value in use and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

Page 10

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

Significant Accounting Judgments and Estimates (continued)

ii.

Estimates (continued)

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,

•

the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

f)

Significant Changes Including Initial Adoption of Accounting Standards

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2013:

IAS 1 Presentation of Financial Statements (Amendment); IAS 16 Property, Plant, and Equipment (Amendment); IAS 32 Financial Instruments: Presentation (Amendment); IAS 34 Interim Financial Reporting (Amendment); IAS 34 (Amendment); IFRS 7 Financial Instruments: Disclosures in Respect of Offsetting (Amendment); IFRS 10 Consolidated Financial Statements; IFRS 11 Joint Arrangements; IFRS 12 Disclosure of Interests in Other Entities; IAS 19 Employee Benefits; IAS 27 Separate Financial Statements; and, IAS 28 Investments in Associates and Joint Ventures.

The Company has adopted the above amendments which do not have a significant impact on the Company’s Financial Statements.

IFRS 13 Fair Value Measurement

The Company has adopted IFRS 13 and as a result has made updates to the disclosure of its financial instruments in Note 13 a).

Page 11

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

g)

New Accounting Standards

The Company is currently assessing the impact of adopting the following new accounting standards, noted below, on the Company’s Financial Statements.

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment)

The amendments to IAS 32 address inconsistencies in current practice when applying the requirements with regards to the offsetting of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

h)

Change in Estimate

The Company has made a change in estimate and commencing in the fourth quarter of 2012, the amortization of depletable properties on a unit-of-production basis will be over the portion of resources, in addition to the proven and probable reserves, expected to be extracted economically. The change in estimate is applied prospectively and impacts the depletion of the mineral deposit for the current and future periods.

3.

Accounts Receivable and Other Assets and Deposits on Long Term Assets

The current accounts receivables and other assets are comprised of the following:

	June 30, 2013	December 31, 2012
Trade receivables from concentrate sales	$11,205	$15,158
Current portion of long term receivables	641	832
Current portion of borrowing costs	264	-
Advances and other receivables	3,597	3,637
GST/HST and value added tax receivable	6,965	7,405
Accounts receivable and other assets	$22,672	$27,032

Deposits on long term assets include non-current accounts receivable and other assets are comprised of the following:

Page 12

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

3.

Accounts Receivable and Other Assets and Deposits on Long Term Assets (continued)

	June 30, 2013	December 31, 2012
Long term receivables and borrowing costs	$1,822	$1,557
Less: current portion of long term receivables	(641)	(832)
Less: current portion of long term borrowing costs	(264)	-
Non-current portion of long term receivables	456	725
Non-current portion of borrowing costs	461	-
Deposits on equipment	1,034	1,086
Deposits paid to contractors	301	744
Other	337	139
Deposits on long term assets	$2,589	$2,694

As at June 30, 2013, the Company had $nil trade receivables (2012: $1,178) which were past due with no impairment.  The Company’s allowance for doubtful accounts is $nil for all reporting periods.

As at June 30, 2013, the Company has capitalized $791 (2012: $nil) of borrowing costs comprised of legal fees and upfront commitment fee in connection with the amended and restated credit agreement with the Bank of Nova Scotia.  The borrowing costs are amortized over a period of 36 months. Refer to Note 13.d).

The aging analysis of these trade receivables from concentrate sales is as follows:

	June 30, 2013	December 31, 2012
0-30 days	$11,205	$13,725
31-60 days	-	255
61-90 days	-	-
over 90 days	-	1,178
	$11,205	$15,158

4.

Inventories

	June 30, 2013	December 31, 2012
Concentrate stock piles	$1,714	$2,918
Ore stock piles	4,017	3,391
Materials and supplies	7,873	6,549
Total inventories	$13,604	$12,858

For the three and six months ended June 30, 2013, $16,116 and $31,984 (2012: $14,181 and $26,829) of inventory was expensed, respectively, in cost of sales and there has been no impairment (2012: $nil).

Page 13

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

5.

Mineral Properties, Plant and Equipment

	Mineral Properties Non-Depletable (Tlacolula, Taviche Oeste, San Luisito)	Mineral Properties Depletable (Caylloma, San Jose, Taviche)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Period ended June 30, 2013
Opening carrying amount	$ 960	$ 124,173	$ 19,047	$ 35,796	$ 3,984	$ 186	$ 2,468	$ 20,889	$ 207,503
Additions	12,239	11,500	(572)	423	536	102	-	14,853	39,081
Disposals	-	-	(11)	-	(23)	-	-	-	(34)
Write-off of mineral properties	(376)	-	-	-	-	-	-	-	(376)
Depletion and depreciation	-	(5,309)	(1,465)	(1,803)	(449)	(44)	(366)	-	(9,436)
Impairment charge	-	(8,609)	(1,329)	(3,839)	(1,216)	(7)	-	-	(15,000)
Reclassification	-	(2)	303	20,544	(119)	-	-	(20,726)	-
Adjustment on currency translation	-	(170)	-	(6)	(2)	-	-	-	(178)
Closing carrying amount	$ 12,823	$ 121,583	$ 15,973	$ 51,115	$ 2,711	$ 237	$ 2,102	$ 15,016	$ 221,560

As at June 30, 2013
Cost	$ 12,823	$ 159,583	$ 25,480	$ 61,124	$ 4,808	$ 567	$ 5,124	$ 15,016	$ 284,525
Accumulated depletion and depreciation	-	(38,000)	(9,507)	(10,009)	(2,097)	(330)	(3,022)	-	(62,965)
Closing carrying amount	$ 12,823	$ 121,583	$ 15,973	$ 51,115	$ 2,711	$ 237	$ 2,102	$ 15,016	$ 221,560

	Mineral Properties Non-Depletable (Mario, Don Mario, Tiacolula)	Mineral Properties Depletable (Caylloma, San Jose, Taviche)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Year ended December 31, 2012
Opening carrying amount	$ 7,311	$ 105,668	$ 17,316	$ 37,452	$ 3,185	$ 135	$ 2,520	$ 8,246	$ 181,833
Additions	2,566	24,849	5,384	138	1,462	129	653	15,778	50,959
Disposals	-	-	(1,097)	-	(22)	(5)	-	(50)	(1,174)
Write-off of mineral properties	(3,887)	-	-	-	-	-	-	-	(3,887)
Depletion and depreciation	-	(12,327)	(3,000)	(4,449)	(629)	(73)	(705)	-	(21,183)
Reclassification	(5,030)	5,030	444	2,653	(12)	-	-	(3,085)	-
Adjustment on currency translation	-	953	-	2	-	-	-	-	955
Closing carrying amount	$ 960	$ 124,173	$ 19,047	$ 35,796	$ 3,984	$ 186	$ 2,468	$ 20,889	$ 207,503

As at December 31, 2012
Cost	$ 960	$ 157,054	$ 27,092	$ 44,004	$ 5,694	$ 539	$ 5,124	$ 20,889	$ 261,356
Accumulated depreciation and impairment	-	(32,881)	(8,045)	(8,208)	(1,710)	(353)	(2,656)	-	(53,853)
Closing carrying amount	$ 960	$ 124,173	$ 19,047	$ 35,796	$ 3,984	$ 186	$ 2,468	$ 20,889	$ 207,503

Page 14

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

5.

Mineral Properties, Plant and Equipment (continued)

a)

Mario Property

During the second quarter of 2012, upon completion of a 7,000 meter Phase I drill program at the Mario and Don Mario Properties (“Mario project”), the Company determined the program was not successful in demonstrating the potential to meet the minimum target size established for the project and the Company abandoned its interest in the Mario property resulting in a write-off of $3,627.

b)

Don Mario Property

As the Don Mario property is part of the overall Mario project and as the Phase 1 drill program at the Mario Property was not successful, the Company abandoned its interest in the Don Mario Property resulting in a write-off of $260 in the second quarter of 2012.

c)

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a related party by way of directors in common with the Company described further in Note 7. a)).

The Company can earn the Interest by spending $2,000, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property and making staged annual payments totalling $250 cash and providing $250 in common shares of the Company to Radius according to the following schedule:

➢

$20 cash and $20 cash equivalent in shares upon stock exchange approval;

➢

$30 cash and $30 cash equivalent in shares by January 15, 2011;

➢

$50 cash and $50 cash equivalent in shares by January 15, 2012;

➢

$50 cash and $50 cash equivalent in shares by the January 15, 2013; and,

➢

$100 cash and $100 cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances, and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

As at December 31, 2012, the Company had issued 23,174 common shares of the Company, with a fair market value of $100 and paid $100 cash according to the terms of the option agreement.

On January 15, 2013, the Company issued 11,415 common shares of the Company, at a fair market value of $4.38 per share and on January 14, 2013 paid $50 cash according to the terms of the option agreement.

Page 15

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

5.

Mineral Properties, Plant and Equipment (continued)

d)

Taviche Oeste Concessions

On February 4, 2013, the Company, through its wholly owned subsidiary, Cuzcatlan, acquired, through an option agreement with Plata Pan American S.A. de C.V. (“Plata”) (a wholly owned subsidiary of Pan American Silver Corp.), a 55% undivided interest in 6,254 hectare Taviche Oeste Concessions (“concessions”) immediately surrounding the San Jose Mine in Oaxaca, Mexico.  The Company made a cash payment of $4.0 million.  On June 19, 2013, the Company has made the final $6.0 million cash payment to purchase the remaining 45% undivided interest in the concessions.

The concessions are subject to a 2.5% net smelter royalty on ore production from this property.

e)

San Luisito Concessions

On February 26, 2013, the Company through its wholly owned subsidiary, Cuzcatlan, was granted an option with a third party on concessions in the San Luisito Project, Sonora, Mexico and made a cash payment of $50.  Upon completion of the exploration program and given the current economic environment, the Company will not continue with the option agreement resulting in a write-off of $376 in the second quarter of 2013.

f)

Caylloma Property

Assets are reviewed and tested for impairment when events or changes in circumstances suggest that the carrying amount exceeds the recoverable amount. The recoverable amount is the higher of fair value less cost to sell and value in use. Assets are grouped at the lowest level for which there are separately identifiable cash flows or cash generating units.

Impairment indicators were identified for Caylloma in the second quarter of 2013. The Company has determined that the Caylloma property represents a cash generating unit within the Peru geographic region.  Value in use models were used to determine the recoverable amount of the cash generating unit.  The carrying value of net assets of $87,562 was determined to be impaired by $15,000.

For the quarter ended June 30, 2013, the Company recorded an impairment charge of $15,000 (2012: $nil) for non-current assets related to Caylloma. The impairment charge was allocated on a prorata basis against the net book value of the mineral properties, plant and equipment of $90,129.

The impairment was driven by the reduction in gold and silver prices and an increase in operating costs, and reflects a reduction in expected future cash flows at the Caylloma operations. Expected future cash flows to determine the value in use used in the impairment testing of non-current assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs, and capital expenditures reflected in the Company’s life of mine plans, as well as economic factors beyond Management’s control, such as silver and gold prices, discount rates, and observable net asset valuation multiples. Should Management’s estimate of the future not reflect actual events, further impairments or reversals of impairments may be identified.

Page 16

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

6.

Trade and Other Payables

	June 30, 2013	December 31, 2012
Trade accounts payable	$10,339	$11,114
Payroll payable	4,209	4,238
Restricted share unit payable	550	648
Other payables	1,446	1,348
	$16,544	$17,348

7.

Related Party Transactions

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Three months ended June 30,		Six months ended June 30,
Transactions with related parties	2013	2012	2013	2012
Salaries and wages [1,2]	$30	$34	$55	$52
Other general and administrative expenses [2]	14	28	91	175
Leasehold improvements [2]	-	(4)	-	-
	$44	$58	$146	$227

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for salaries and wages, general administration costs, and leasehold improvements incurred on behalf of the Company to June 30, 2012. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services effective July 1, 2012.

In January 2013, the Company issued 11,415 (2012: 8,605) common shares of the Company, at a fair market value of $4.38 (2012: $5.81) per share and paid $50 (2012: $50) cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

Page 17

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

7.

Related Party Transactions (continued)

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company. The compensation paid and payable to key management for services is shown below:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Salaries and other short term employee benefits	$491	$800	$1,339	$1,350
Directors fees	102	108	195	198
Consulting fees	44	45	89	90
Share-based payments (recovery)	720	(196)	1,547	(539)
	$1,357	$757	$3,170	$1,099

Consulting fees includes fees paid to two non-executive directors in both 2013 and 2012.

c)

Period End Balances Arising From Purchases of Goods/Services

Amounts due from related parties	June 30, 2013	December 31, 2012
Owing from a company with common director [3]	$49	$5

3 Owing from a company controlled by a director of the company at June 30, 2013 and December 31, 2012.

Amounts due to related parties	June 30, 2013	December 31, 2012
Owing to a company(ies) with common directors [4]	$22	$54

4 2013 Owing to Gold Group Management Inc. (“Gold Group)” who has a director in common with the Company. 2012 owing to Radius Gold Inc. (“Radius”) and Gold Group Management Inc. (“Gold Group”) whom have directors in common with the Company.

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

Page 18

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

8.

Leases and Long Term Liabilities

Leases and long term liabilities are comprised of the following:

	June 30, 2013	December 31, 2012
Obligations under finance lease (a)	$393	$676
Long term liabilities (b)	24	19
Deferred share units (Note 10. c))	2,142	2,004
Restricted share units (Note 10. d))	51	-
	2,610	2,699
Less: current portion
Obligations under finance lease (a)	328	449
Leases and long term liabilities, non-current	$2,282	$2,250

a)

Obligations under Finance Lease

The following is a schedule of the Company’s future minimum lease payments. These are related to the acquisition of mining equipment, vehicles, and buildings.

Obligations under Finance Lease	June 30, 2013	December 31, 2012
Not later than 1 year	$339	469
Less: future finance charges on finance lease	(11)	(20)
	328	449
Later than 1 year but less than 5 years	65	231
Less: future finance charges on finance lease	-	(4)
	65	227
Present value of finance lease payments	$393	$676

b)

Long Term Liabilities

The Company’s Mexican operation is required to provide a seniority premium to all employees as required under Mexican labor law. This liability is calculated using actuarial techniques and discounting the benefit using the Projected Unit Credit Method with the following assumptions: a discount rate of 7.50%, wage increases ranging from 4.5% to 5.0%, minimum wage increase of 4.0%, and a long term inflation rate of 4.0%.  During the three and six months ended June 30, 2013, $4 and $6 (2012: $14 and $14) has been recognized as an expense, respectively.

Page 19

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

9.

Provisions

A summary of the Company’s provisions for decommissioning and restoration liabilities are presented below:

	Decommissioning and Restoration Liabilities
	Caylloma Mine	San Jose Mine	Total
At June 30, 2013
Anticipated settlement date	2020	2025
Undiscounted value of estimated cash flow	$7,254	$5,587	$12,841
Estimated mine life (years)	8	13
Discount rate	4.1%	4.4%
Inflation rate	2.5%	3.0%

Total provisions – December 31, 2011	$3,496	$1,478	$4,974
Increase to existing provisions	3,954	1,680	5,634
Accretion of provisions	124	108	232
Foreign exchange differences	(129)	102	(27)
Cash payments	(386)	-	(386)
Total provisions – December 31, 2012	$7,059	$3,368	$10,427
Less: current portion	(111)	(346)	(457)
Non current – December 31, 2012	$6,948	$3,022	$9,970
Total provisions – December 31, 2012	$7,059	$3,368	$10,427
(Decrease) increase to existing provisions	(47)	161	114
Accretion of provisions	129	126	255
Foreign exchange differences	(585)	(3)	(588)
Cash payments	-	(21)	(21)
Total provisions – June 30, 2013	$6,556	$3,631	$10,187
Less: current portion	(165)	(407)	(572)
Non-current – June 30, 2013	$6,391	$3,224	$9,615

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s decommissioning and restoration liability relating to the Caylloma and San Jose mine is subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate.  Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral properties, plant and equipment balance. Adjustments to the carrying amounts of the related mineral properties, plant and equipment balance can result in a change to the future depletion expense.

Page 20

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

10.

Share Capital

a)

Unlimited Common Shares Without Par Value

During the six months ended June 30, 2013, the Company issued 11,415 (2012: 8,605) common shares of the Company, at a fair market value of $4.38 (2012: $5.81) per share and paid $50 (2012: $50) cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico. (Refer to Note 5. c)).

b)

Share Options

Shareholder approval of the Company’s Stock Option Plan (the “Plan”), dated April 11, 2011, was obtained at the Company’s annual general meeting held on May 26, 2011.  The Plan provides that the number of common shares of the Company issuable under the Plan, together with all of the  Company’s other previously established or proposed share compensation arrangements, may not exceed 12,200,000 shares, which equals 9.92% of the current total number of issued and outstanding common shares of the Company, as at April 11, 2011.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options.  Changes in the subjective input assumptions can materially affect the fair value estimate. The following is a summary of share option transactions:

	Six months ended June 30, 2013		Year ended December 31, 2012
	Shares (in 000’s)	Weighted average exercise price (CAD$)	Shares (in 000's)	Weighted average exercise price (CAD$)
Outstanding at beginning of the period	6,117	$3.42	3,876	$2.83
Granted	1,153	3.38	2,613	4.18
Exercised	(38)	0.85	(314)	2.35
Forfeited	(31)	4.09	(50)	4.46
Expired	(33)	1.75	(8)	4.46
Outstanding at end of the period	7,168	$3.43	6,117	$3.42
Vested and exercisable at end of the period	4,497	$3.19	3,081	$2.63

During the six months ended June 30, 2013, 1,152,669 share purchase options with a term of three years were granted with an exercise price of CAD$3.38, vesting 50% after one year and 100% after two years from the grant date.

During the six months ended June 30, 2013, 37,500 share purchase options were exercised at CAD$0.85 per share, 31,136 share purchase options with exercise prices ranging from CAD$4.03 and CAD$4.46 per share were forfeited, 33,271share purchase options with an exercise prices ranging from CAD$0.85 and CAD$4.46 per share expired unexercised.

Page 21

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

10.

Share Capital (continued)

b)

Share Options (continued)

During the six months ended June 30, 2013, 25,000 share purchase options, with an exercise price of CAD$0.85 per share were accelerated to expire April 17, 2013 from January 11, 2017, 8,271 share purchase options, with an exercise price of CAD$4.46 per share were accelerated to expire June 29, 2013 from June 8, 2014, 2,500 share purchase options, with an exercise price of CAD$0.85 per share were accelerated to expire  September 5, 2013 from July 5, 2016, and 10,000 share purchase options, with an exercise price of CAD$0.85 per share were accelerated to expire September 5, 2013 from January 11, 2017.

Subsequent to June 30, 2013, on July 18, 2013 17,784 share purchase options with an exercise price of CAD$3.38 per share were forfeited, 9,905 share purchase options with an exercise price of CAD$4.03 per share were forfeited, 9,905 share purchase options with an exercise price of CAD$4.03 per share were accelerated to expire October 16, 2013 from May 29, 2015, and 87,100 share purchase options with exercise prices ranging from CAD$1.35 and CAD$1.66 per share were exercised.

The share-based payment charge of $1,585 (2012: $1,044) covering option grants, forfeitures, and accelerated vesting recognized for the six months ended June 30, 2013 has been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

	Six months ended June 30,
	2013	2012
Risk-free interest rate	1.00% to 1.91%	1.06% to 1.91%
Expected stock price volatility	55.93% to 58.36%	55.93% to 58.24%
Expected term in years	3	3
Expected dividend yield	0%	0%
Expected forfeiture rate	4.15%	4.15%

The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange.

Page 22

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

10.

Share Capital (continued)

b)

Share Options (continued)

The following table summarizes information related to stock options outstanding and exercisable at June 30, 2013:

Exercise price in CAD$	Number of outstanding share purchase options (in 000's)	Weighted average remaining contractual life of outstanding share purchase options (years)	Weighted average exercise price on outstanding share purchase options CAD$	Exercisable share purchase options (in 000's)	Weighted average exercise price on exercisable share purchase options CAD$
$0.80 to $0.99	718	5.4	$0.84	718	$0.84
$1.00 to $1.99	660	2.9	1.53	660	1.53
$2.00 to $6.67	5,790	2.1	3.97	3,119	4.08
$0.80 to $6.67	7,168	2.5	$3.43	4,497	$3.19

The weighted average remaining life of vested share purchase options at June 30, 2013 was 2.4 years (December 31, 2012: 3.3 years).

c)

Deferred Share Units (“DSU”) Cost

During 2010, the Company implemented a DSU plan which allows for up to 1% of the number of shares outstanding from time to time to be granted to eligible directors.  All grants under the plan are fully vested upon credit to an eligible directors’ account.

During the six months ended June 30, 2013, the Company granted 162,723 (2012: nil) DSU with a market value of CAD$550, at the date of grant, to non-executive directors.  During the six months ended June 30, 2013 and 2012, there were no DSU settlements in cash.  As at June 30, 2013, there are 644,188 (2012: 481,465) DSU outstanding with a fair value of $2,142 (2012: $2,004).

Subsequent to June 30, 2013, on July 15, 2013, the Company granted 67,756 DSU with a market value of CAD$232, at the date of grant, to a non-executive director.

d)

Restricted Share Units (“RSU”) Cost

During 2010, the Company implemented a RSU plan for certain employees or officers.  The RSU entitle employees or officers to a cash payment after the end of a performance period of up to two years following the date of the award.  The RSU payment will be an amount equal to the fair market value of the Company’s common share on the five trading days immediately prior to the end of the performance period multiplied by the number of RSU held by the employee.

Page 23

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

10.

Share Capital (continued)

d)

Restricted Share Units (“RSU”) Cost (continued)

During the six months ended June 30, 2013, the Company granted 582,846 (2012: nil) RSU with a market value of CAD$1,970, at the date of grant, to an executive director and officer (131,953), officers (259,770), and employees (191,123), payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant.

During the six months ended June 30, 2013 and 2012, there were no RSU settlements.  As at June 30, 2013, there are 738,520 (2012: 155,674) RSU outstanding with a fair value of $601 (2012: $648). Refer to Note 6 and Note 8.

Subsequent to June 30, 2013, on July 18, 2013 the Company cancelled 6,657 RSU.

e)

(Loss) Earnings per Share

i.

Basic

Basic (loss) earnings per share is calculated by dividing the net income for the period by the weighted average number of shares outstanding during the period.

The following table sets forth the computation of basic (loss) earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
(Loss) income available to equity owners	$(10,571)	$3,854	$(3,906)	$14,965
Weighted average number of shares (in '000's)	124,451	124,412	123,611	123,551
(Loss) earnings per share - basic	$(0.08)	$0.03	$(0.03)	$0.12

Page 24

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

10.

Share Capital (continued)

e)

(Loss) Earnings per Share (continued)

i.

Diluted

Diluted (loss) earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares.  The following table sets forth the computation of diluted (loss) earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
(Loss) income available to equity owners	$(10,571)	$3,854	$(3,906)	$14,965
Weighted average number of shares ('000's)	124,451	124,412	123,611	123,551
Incremental shares from share options	1,027	1,250	1,244	1,938
Weighted average diluted shares outstanding (‘000’s)	125,478	125,662	124,855	125,489
(Loss) earnings per share - diluted	$(0.08)	$0.03	$(0.03)	$0.12

For the three and six months ended June 30, 2013, excluded from the calculation were 5,389,372 and 4,236,703 (2012: 3,895,331 and 184,138) anti-dilutive options, respectively with exercise prices ranging from CAD$3.38 to CAD$6.67 (2012: CAD$4.03 to CAD$6.67).

11.

Supplemental Cash Flow Information

		Three months ended June 30,		Six months ended June 30,
	Note	2013	2012	2013	2012
Non-cash Investing and Financing Activities:
Issuance of shares on purchase of mineral properties, plant and equipment	5 c)	$ -	$ -	$ 50	$ 50

12.

Capital Disclosure

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern.

The capital of the Company consists of equity and available credit facility, net of cash.  The Board of Directors does not establish a quantitative return on capital criteria for management.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

Page 25

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

12.

Capital Disclosure (continued)

The management of the Company believes that the capital resources of the Company as at June 30, 2013, are sufficient for its present needs for at least the next 12 months.  The Company is not subject to externally imposed capital requirements.

The Company’s overall strategy with respect to capital risk management remained unchanged during the period.

13.

Management of Financial Risk

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk.  The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the six months ended June 30, 2013, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

Page 26

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Management of Financial Risk (continued)

a)

Fair Value Measurements of Financial Instruments (continued)

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At June 30, 2013	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$43,693	$-	$-	$43,693
Short term investments	4,750	-	-	4,750
Trade receivable from concentrate sales [1]	-	11,205	-	11,250
	$48,443	$11,205	$-	$59,648

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

ii.

Fair Value of Financial Assets and Liabilities

	June 30, 2013		December 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and cash equivalents [1]	$43,693	$43,693	$58,720	$58,720
Short term investments [1]	4,750	4,750	6,019	6,019
Trade receivable from concentrate sales [2]	11,205	11,205	15,158	15,158
Borrowing Costs [3]	264	264	-	-
Advances and other receivables	3,597	3,597	3,637	3,637
Due from related parties [1]	49	49	5	5
Deposits on long term assets [3]	2,589	2,589	2,694	2,694
	$66,147	$66,147	$86,233	$86,233
Financial liabilities
Trade and other payables [1]	$15,994	$15,994	$16,700	$16,700
Due to related parties [1]	22	22	54	54
Leases and long term liabilities [4]	468	479	695	719
	$16,484	$16,495	$17,449	$17,473

Page 27

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Management of Financial Risk (continued)

a)

Fair Value Measurements of Financial Instruments (continued)

ii.

Fair Value of Financial Assets and Liabilities (continued)

1 Fair value approximates the carrying amount due to short term nature and historically negible credit losses.

2 Trade receivable from concentrate sales include provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Borrowing costs and deposits on long term assets includes the amortized value of long term receivables which approximates their fair value.

4 Leases and long term liabilities are recorded at amortized costs. The fair value of leases and long term liabilities are primarily determined using quoted market prices. Balance includes current portion of leases and long term liabilities.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at June 30, 2013, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

	Expressed in ‘000’s
	June 30, 2013				December 31, 2012
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$3,624	S/.	842	$13,098	$4,231	S/.	1,389	$6,136
Short term investments	5,000		-	-	6,000		-	-
Accounts receivable and other assets	341		5,679	90,807	77		3,097	98,147
Deposits on long term assets and long term borrowing costs	485		-	-	-		-	-
Trade and other payables	(996)		(12,349)	(47,770)	(1,225)		(12,300)	(49,779)
Due to related parties	(23)		-	-	(54)		-	-
Provisions, current	-		(459)	(5,306)	-		(284)	(4,502)
Income tax payable	-		-	-	-		(326)	-
Leases and long term liabilities	(2,309)		-	(314)	(1,998)		-	(245)
Provisions	-		(17,788)	(41,976)	-		(19,560)	(39,323)
Total	$6,122	S/.	(24,075)	$8,539	$7,031	S/.	(27,984)	$10,434
Total US$ equivalent	$5,816		$(8,651)	$656	$7,053		$(10,970)	$802

Page 28

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Management of Financial Risk (continued)

b)

Currency Risk (continued)

Based on the above net exposure as at June 30, 2013, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $646 (2012: $784) and a net loss of $888 (2012: net loss $1,130).

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at June 30, 2013 is as follows:

	June 30, 2013	December 31, 2012
Cash and cash equivalents	$43,693	$58,720
Short term investments	4,750	6,019
Accounts receivable and other assets	22,672	27,032
Due from related parties	49	5
	$71,164	$91,776

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

Page 29

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Management of Financial Risk (continued)

d)

Liquidity Risk (continued)

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expected payments due by period as at June 30, 2013
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$16,544	$-	$-	$-	$16,544
Due to related parties	22	-	-	-	22
Long term liabilities	339	2,282	-	-	2,621
Operating leases	656	1,304	668	61	2,689
Provisions	660	516	765	10,900	12,841
	$18,221	$4,102	$1,433	$10,961	$34,717

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.  Refer to Note 15. c).

On April 23, 2013, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within three years or before April 22, 2016.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.  No funds were drawn from this credit facility.

e)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

A 10% change in interest rates would cause a $24 change in income on an annualized basis.

f)

Metal Price Risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, lead, and copper sold through its mineral concentrate products.  As a matter of policy, the Company does not hedge its silver production.

Page 30

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

14.

Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in three countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby management are responsible for achieving specified business results within a framework of global policies and standards.  Country corporate offices provide support infrastructure to the mine in addressing local and country issues including financial, human resources, and exploration support.

Products are silver, gold, lead, zinc and copper produced from mines in Peru and Mexico, as operated by Bateas and Cuzcatlan, respectively.  Segments have been aggregated where operations in specific regions have similar products, production processes, types of customers and economic environment.

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions.  The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units.  The segment information for the reportable segments for the three and six months ended June 30, 2013 and 2012 are as follows:

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Three months ended June 30, 2013
Sales to external customers by product	$-	$15,173	$14,928	$30,101
Silver-gold concentrates	$-	$-	$14,928	$14,928
Silver-lead concentrates	$-	$11,485	$-	$11,485
Zinc concentrates	$-	$3,688	$-	$3,688
Cost of sales*	$-	$13,485	$10,138	$23,623
Depletion and depreciation**	$193	$2,627	$2,147	$4,967
Selling, general and administrative expenses*	$3,144	$1,291	$1,213	$5,648
Exploration and evaluation costs	$123	$-	$-	$123
Write-off of mineral properties	$-	$-	$376	$376
Other material non-cash items	$-	$(17)	$17	$-
Impairment of mineral properties, plant and equipment	$-	$15,000	$-	$15,000
Interest income	$27	$148	$29	$204
Interest expense	$97	$78	$63	$238
(Loss) income before tax	$(3,338)	$(14,517)	$3,152	$(14,703)
Income taxes	$(34)	$(4,094)	$(4)	$(4,132)
(Loss) income for the period	$(3,305)	$(10,422)	$3,156	$(10,571)
Capital expenditures	$53	$6,062	$14,912	$21,027

* cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

Page 31

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

14.

Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Three months ended June 30, 2012
Sales to external customers by product	$-	$17,747	$20,942	$38,689
Silver-gold concentrates	$-	$-	$20,942	$20,942
Silver-lead concentrates	$-	$14,149	$-	$14,149
Zinc concentrates	$-	$3,598	$-	$3,598
Cost of sales*	$-	$11,464	$10,147	$21,611
Depletion and depreciation**	$57	$1,977	$3,581	$5,615
Selling, general and administrative expenses*	$2,438	$855	$1,317	$4,610
Exploration and evaluation costs	$218	$-	$-	$218
Write-off of mineral properties	$-	$3,857	$-	$3,857
Other material non-cash items	$-	$(2)	$(2)	$(4)
Interest income	$36	$107	$16	$159
Interest expense	$76	$37	$27	$140
(Loss) income before tax	$(2,698)	$1,645	$9,469	$8,416
Income taxes	$67	$166	$4,329	$4,562
(Loss) income for the period	$(2,765)	$1,479	$5,140	$3,854
Capital expenditures	$11	$8,161	$2,716	$10,888

* Cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Six months ended June 30, 2013
Sales to external customers	$-	$37,412	$33,402	$70,814
Silver-gold concentrates	$-	$-	$33,402	$33,402
Silver-lead concentrates	$-	$29,664	$-	$29,664
Zinc concentrates	$-	$7,748	$-	$7,748
Cost of sales*	$-	$27,345	$20,207	$47,552
Depletion and depreciation**	$305	$5,095	$4,451	$9,851
Selling, general and administrative expenses*	$7,174	$2,099	$1,991	$11,264
Exploration and evaluation costs	$271	$-	$-	$271
Write-off of mineral properties	$-	$-	$376	$376
Other material non-cash items	$-	$(17)	$31	$14
Impairment of mineral properties, plant and equipment	$-	$15,000	$-	$15,000
Interest income	$57	$309	$53	$419
Interest expense	$171	$141	$126	$438
(Loss) income before tax	$(7,560)	$(6,848)	$10,726	$(3,682)
Income taxes	$(79)	$(1,635)	$1,938	$224
(Loss) income for the period	$(7,482)	$(5,212)	$8,788	$(3,906)
Capital expenditures	$95	$12,339	$26,647	$39,081

* cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

Page 32

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

14.

Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Six months ended June 30, 2012
Sales to external customers	$-	$39,112	$40,178	$79,290
Silver-gold concentrates	$-	$-	$40,178	$40,178
Silver-lead concentrates	$-	$31,765	$-	$31,765
Zinc concentrates	$-	$7,347	$-	$7,347
Cost of sales*	$-	$23,279	$17,852	$41,131
Depletion and depreciation**	$110	$3,808	$6,306	$10,224
Selling, general and administrative expenses*	$4,743	$1,819	$1,997	$8,559
Exploration and evaluation costs	$472	$-	$-	$472
Write-off of mineral properties	$-	$3,857	$-	$3,857
Other material non-cash items	$-	$14	$(12)	$2
Interest income	$81	$207	$26	$314
Interest expense	$151	$79	$54	$284
Income (loss) before tax	$(5,286)	$10,188	$20,058	$24,960
Income taxes	$113	$2,808	$7,074	$9,995
Income (loss) for the year	$(5,399)	$7,380	$12,984	$14,965
Capital expenditures	$81	$14,419	$4,745	$19,245

* Cost of sales includes depreciation and depletion; selling, general and administrative expenses includes depreciation and amortization

** included in cost of sales or selling, general and administrative expenses

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
As at June 30, 2013
Assets held for sale	$-	$51	$-	$51
Total assets	$13,837	$116,294	$180,160	$310,291
Total liabilities	$4,347	$22,864	$21,367	$48,578
As at December 31, 2012
Assets held for sale	$-	$51	$-	$51
Total assets	$19,412	$127,778	$169,073	$316,263
Total liabilities	$5,466	$27,710	$18,594	$51,770

Page 33

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

14.

Segmented Information (continued)

The segment information by geographical region for the three and six months ended June 30, 2013 and 2012 are as follows:

Reportable Segments	Canada	Peru	Mexico	Total
Three months ended June 30, 2013
Sales to external customers by product	$-	$15,173	$14,928	$30,101
Silver-gold concentrates	$-	$-	$14,928	$14,928
Silver-lead concentrates	$-	$11,485	$-	$11,485
Zinc concentrates	$-	$3,688	$-	$3,688
Three months ended June 30, 2012
Sales to external customers by product	$-	$17,747	$20,942	$38,689
Silver-gold concentrates	$-	$-	$20,942	$20,942
Silver-lead concentrates	$-	$14,149	$-	$14,149
Zinc concentrates	$-	$3,598	$-	$3,598
Six months ended June 30, 2013
Sales to external customers	$-	$37,412	$33,402	$70,814
Silver-gold concentrates	$-	$-	$33,402	$33,402
Silver-lead concentrates	$-	$29,664	$-	$29,664
Zinc concentrates	$-	$7,748	$-	$7,748
Six months ended June 30, 2012
Sales to external customers	$-	$39,112	$40,178	$79,290
Silver-gold concentrates	$-	$-	$40,178	$40,178
Silver-lead concentrates	$-	$31,765	$-	$31,765
Zinc concentrates	$-	$7,347	$-	$7,347

Reportable Segments	Canada	Peru	Mexico	Total
As at June 30, 2013
Non current assets	$3,330	$76,263	$144,748	$224,341
As at December 31, 2012
Non current assets	$3,132	$84,531	$122,647	$210,310

Page 34

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

14.

Segmented Information (continued)

For the three and six months ended June 30, 2013, four and six (2012: four and five) customers, respectively, represented 100% of total sales to external customers as follows:

External Sales by Customer	Three months ended June 30,				Six months ended June 30,
and Region	2013		2012		2013		2012
Customer 1	$3,688	24%	$-	0%	$7,894	21%	$1,391	4%
Customer 2	11,485	76%	15,830	89%	29,521	79%	34,278	88%
Customer 3	-	0%	1,917	11%	9	0%	3,443	8%
Customer 4	-	0%	-	0%	(12)	0%	-	0%
Bateas/Peru	$15,173	100%	$17,747	100%	$37,412	100%	$39,112	100%
% of total sales	50%		46%		53%		49%
Customer 1	$16,086	108%	$376	2%	$31,707	95%	$2,333	6%
Customer 2	(1,158)	-8%	20,566	98%	1,695	5%	37,845	94%
Cuzcatlan/Mexico	$14,928	100%	$20,942	100%	$33,402	100%	$40,178	100%
% of total sales	50%		54%		47%		51%
Consolidated	$30,101	100%	$38,689	100%	$70,814	100%	$79,290	100%
% of total sales	100%		100%		100%		100%

15.

Contingencies and Capital Commitments

a)

Bank Letter of Guarantee

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $585.  This bank letter of guarantee expires 360 days from December 2012.

b)

Capital Commitments

As at June 30, 2013, $4,169 of capital commitments not disclosed elsewhere in the Financial Statements, and forecasted to be expended within one year, includes the following: $949 mine and tailing dam development at the San Jose property; and $3,220 for the tailing dam and camp infrastructure at Caylloma.

Page 35

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

15.

Contingencies and Capital Commitments (continued)

c)

Other Commitments

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years and expiring in 2017.  Renewal can be avoided without penalties by notification 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.  Refer to Note 13. d).

The expected payments due by period as at June 30, 2013 are as follows:

	Expected payments due by period as at June 30, 2013
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Office premises – Canada	$134	$436	$290	$61	$921
Office premises – Peru	380	793	378	-	1,551
Office premises – Mexico	3	-	-	-	3
Total office premises	$517	$1,229	$668	$61	$2,475
Computer equipment – Peru	122	63	-	-	185
Computer equipment – Mexico	17	12	-	-	29
Total computer equipment	$139	$75	$-	$-	$214
Total operating leases	$656	$1,304	$668	$61	$2,689

d)

Other Contingencies

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

During the year ended December 31, 2012, the Ministry of Mining and Energy (MEM) in Peru made an update to the approved Mining Environmental Liabilities List.  As at June 30, 2013, the Company is currently in the process of evaluating its mining concessions which are currently included on the list and as at the date of the issuance of the financial statements an estimate of liability cannot be determined.

Page 36

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

16.

Subsequent event up to August 12, 2013

Subsequent to June 30, 2013, the Company is taking the necessary measures to reduce corporate general and administrative expenses and capital and operating cost expenditures to be better positioned in the current price environment. These measures will result in the Company incurring severance costs.

Page 37